EXHIBIT 99.1

Centerra Gold Provides Update on Negotiations with the Kyrgyz Government

TORONTO, March 28, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or “the Company”) (TSX: CG) (NYSE: CGAU) issued the following statement today:

Centerra Gold Inc. notes that the Cabinet of Ministers of the Kyrgyz Republic has approved a decision by the Kyrgyz Government to conclude an agreement with Centerra related to Centerra’s Kumtor Mine, as reported by Kyrgyz news media. Negotiations with representatives of the Kyrgyz Government and Kyrgyzaltyn JSC continue with a view to finalizing a transaction that Centerra expects will include the principal terms outlined in the Company’s press release dated January 3, 2022. As previously disclosed, Centerra expects that the framework for any transaction will include exchanging Centerra’s interest in the Kumtor Mine for, among other things, Kyrgyzaltyn JSC’s Centerra common shares, as well as full and final releases of all claims of the parties and termination of all legal proceedings involving the parties in all jurisdictions with no admissions of liability. Processes in respect of the foregoing and other matters required in connection with an acceptable transaction remain outstanding. Accordingly, there can be no assurance that any proposed transaction will be agreed to or consummated or as to the final economic and other terms and conditions of any such transaction, if agreed.

Cautionary Note Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “potential”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: any negotiations or transaction between Centerra, Kyrgyzaltyn JSC and the Kyrgyz Republic, authorizations of the Kyrgyz Republic related to any such transaction, and the potential terms and conditions of any such transaction.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, technical, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: political changes in the Kyrgyz Republic which result in an abandonment, delay, significant changes or other disruption to the ongoing discussions between the Company, the Kyrgyz Republic and Kyrgyzaltyn JSC, uncertainty around the likelihood of a transaction resulting from negotiations with representatives of the Kyrgyz Republic and Kyrgyzaltyn JSC, and legal and regulatory requirements and approvals of the Kyrgyz Government and certain of its instrumentalities in connection therewith; the continued imposition by the Kyrgyz Government of “external management” on Kumtor Gold Company CJSC (“KGC”) or the prolongation of such “external management”; the inability of the “external management” to obtain equipment, spare parts, consumables or other supplies; the Kyrgyz Government taking further steps to nationalize or expropriate the Kumtor Mine, and/or utilizing the purported environmental and tax claims being asserted against KGC to strip KGC of its assets; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices in the Kyrgyz Republic, including unjustified civil or criminal action against the Company, its affiliates or its current or former personnel, including the interaction of claims of harm to the environment or human health with new Kyrgyz Republic legislation; the uncertainty of potential outcomes in the previously disclosed arbitration process brought by the Company against the Kyrgyz Republic and Kyrgyzaltyn JSC; the inability of the Company and its subsidiaries to collect on or enforce any favorable arbitral and/or court judgement awarded against the Kyrgyz Republic or Kyrgyzaltyn JSC; the presence of a significant shareholder, Kyrgyzaltyn JSC, that is a state-owned company of the Kyrgyz Republic; and other actions which could be taken by or against the Company in response to the ongoing situation involving the Kumtor Mine. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com and EDGAR www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of March 28, 2022. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. While the Company still owns the Kumtor Mine in the Kyrgyz Republic, it is currently no longer under the Company’s control. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/78727c6f-c93c-43ec-ba69-77d935e46736